780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

October 17, 2012

VIA EDGAR

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:	Denmark Bancshares, Inc. Schedule 13e-3 Filed August 31, 2012 File No. 05-86969 Preliminary Proxy on Schedule 14A Filed August 31, 2012 File No. 00-21544

Dear Ms. Campbell Duru:

The purpose of this letter is to respond to the comments raised in your letter dated September 21, 2012 regarding the above-referenced filings for Denmark Bancshares, Inc. (the “Company”).  Our responses to each of your comments are provided below.  We have repeated each of your comments in full (in italics) and the response to each comment is noted directly below the quoted comments.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 13E-3

1.

Comment:  Please ensure that all disclosure required by Schedule 13E-3 is included in the disclosure document (i.e., the proxy statement) delivered to shareholders.  For example, the information provided pursuant to Item 15 should be included in the proxy statement.

Response:  Upon further review, we believe that all of the disclosure required by Schedule 13E-3 is included in the proxy statement.  The information provided pursuant to Item 15 can

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Ms. Mellissa Campbell Duru

October 17, 2012

be found in the proxy statement under the section entitled “SPECIAL FACTORS – Interests of Certain Persons in the Reclassification Transaction.”  In addition, we have added identical disclosure in the section entitled “SPECIAL FACTORS – the Effect on our Directors and Executive Officers.”  We have incorporated these references to Item 15 on Schedule 13E-3.

2.

Comment:  Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the Class A Common Stock and Class B Common Stock you seek to authorize are separate classes of securities under Wisconsin law. The analysis should include a detailed discussion and comparison of each feature of the Class A and Class B common stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Class A and Class B common stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

Response:  A formal opinion of counsel is attached hereto as Exhibit A.

Section 12(g)(5) of the Securities Exchange Act of 1934 (the “Exchange Act”) defines the term “class” with respect to securities of an issuer to include “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”  Based on this definition and the fact that the Class A Common Stock and Class B Common Stock will have different voting rights, we believe the reclassification transaction proposed by the Company will create two separate classes of securities for purposes of determining whether the Company is eligible to deregister its securities under Section 12 of the Exchange Act.

In addition, the SEC’s staff previously took a no-action position in favor of an issuer that treated two classes of stock as separate classes of securities where one class was voting and one was nonvoting.  Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep (CCH) ¶79.673 (April 19, 1991).  According to the letter, the holders of nonvoting stock in Crawford and Company had voting rights only with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s articles of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law.  Crawford relied on the definition of a “class” of securities provided under Section 12(g)(5) of the Exchange Act and argued that one class’s lack of voting rights precluded its holders from enjoying “substantially similar rights” as persons holding an otherwise identical class of stock that could vote.  The SEC took a no-action position in favor of Crawford and Company’s argument that it had two classes of securities for purposes of Section 16(a) of the Exchange Act.

Based on this authority, we believe that the holders of the Class A Common Stock and Class B Common Stock would not “enjoy substantially similar rights and privileges” because the holders will have significantly different voting rights.

Ms. Mellissa Campbell Duru

October 17, 2012

Proxy Statement

3.

Comment:  Please indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

Response:  We have revised the proxy statement and form of proxy card to indicate that they are preliminary copies.

4.

Comment:  Please fill in all blanks and include information as of the most reasonable practicable date.

Response:  We have filled in all of the blanks that we are able to fill in at this time.  The remaining blanks relate to the date and time of the special meeting, the record date, the date to return the proxy card and the date the reclassification will become effective, which is not determinable until the preliminary proxy has been approved by the SEC.  We will fill in these blanks prior to filing the definitive proxy statement.

Summary Term Sheet, page 1

What is the purpose and structure of the proposed reclassification…, page 1

5.

Comment:  Please supplement your disclosure to highlight the effect of the reclassification more clearly. For example, please disclose that almost 50% of current recordholders will cease to have voting rights following the reclassification.

Response:  We have added the following disclosure:

“Currently, each share of our common stock is entitled to one vote on all matters submitted to a vote of the shareholders.  If the reclassification transaction is approved, the shares that will be reclassified as Class B Common Stock will be non-voting, except, the Class B shareholders will be entitled to vote as a class on certain amendments to the Company’s articles of incorporation and certain plans of merger as provided under Sections 180.1004 and 180.1103(4) respectively of the Wisconsin Business Corporation Law (“WBCL”)(“Class Voting Rights”).  Following the reclassification transaction, approximately fifty percent (50%) of our shareholders will be reclassified as Class B shareholders and will therefore lose all of their voting rights except their Class Voting Rights.”

6.

Comment:  Please compare in percentage terms, the voting interests of each class relative to such class’s ownership interest in the company following the proposed reclassification. Highlight, if correct, that following the reclassification, Class A Shareholders would enjoy disproportionate voting influence and control of the company relative to their equity ownership due to the lack of voting rights of Class B Common Stock.

Response:  We have added the following disclosure:

Ms. Mellissa Campbell Duru

October 17, 2012

“The shares that will be renamed as shares of Class A Common Stock if the reclassification transaction is approved currently represent approximately ninety-six percent (96%) of our equity interest and an equal percentage of our voting interest.  The shares that will be reclassified as shares of Class B Common Stock if the reclassification transaction is approved currently represent approximately four percent (4%) of our equity interest and an equal percentage of our voting interest.  Following the reclassification transaction, the relative equity interests of the Class A shareholders and Class B shareholders will remain unchanged, but the Class A shareholders will represent one hundred percent (100%) of our voting interest.”

7.

Comment:  Please include a separate question and answer that clarifies that shareholders may avoid reclassification of their shares to Class B common stock by purchasing additional shares (or combining shares held of record with other family members into one record account) prior to the effective time of the reclassification.

Response:  We have added the following question and answer:

Q.

How can I avoid having my shares reclassified into Class B Common Stock?

A:

Shareholders who wish to avoid having their shares reclassified as Class B Common Stock may acquire sufficient shares up until the reclassification transaction is effected so that they hold 15 or more shares.  Shareholders may also combine into one record account their shares held of record with shares held of record by other family members, such that the record account contains 15 or more shares at the time of the reclassification transaction.

Background of the Reclassification Transaction, page 9

8.

Comment:  Please describe in greater detail the substantive matters discussed by the Board and any advisors between May and August 7, 2012. For example, describe the consideration of cutoff figures for purposes of the reclassification and any discussions related to the rights and privileges of each class of stock, including discussions regarding the voting rights that would be associated with each class.

Response:  We have added the disclosure set forth below.  This added disclosure, along with our previous disclosure encompasses the board’s discussion of the reclassification transaction.

“Following this decision, the board discussed the process of reclassifying our stock into Class A Common Stock and Class B Common Stock and considered the different rights and privileges that would be held by the two classes of stock.  During these discussions, the board agreed that the voting rights of the Class A Common Stock would remain unchanged and that Class B Common Stock would be non-voting except, as provided under Section 180.1004 of the WBCL, the Class B shareholders would retain their Class Voting Rights.  The board also considered whether only holders of Class A Common Stock should be entitled to receive dividends and attend the Annual Meeting of Shareholders.  Ultimately the board decided that,

Ms. Mellissa Campbell Duru

October 17, 2012

due to the reliance of many of our shareholders on the income provided by dividends we pay on our common stock, both holders of Class A Common Stock and Class B Common Stock should be entitled to receive such dividends.  Additionally, the board decided that as a community-owned bank holding company, all shareholders should be entitled to attend the Annual Meeting of Shareholders, regardless of whether they were entitled to vote.

Next, the board examined various share thresholds for determining which shareholders would hold Class A Common Stock and which shareholders would hold Class B Common Stock following the reclassification.  In determining 15 shares was the appropriate cutoff for shareholders to receive Class A Common Stock, the board considered the fact that less than one third (1/3) of shareholders who held less than 15 shares voted at the last Annual Meeting of Shareholders.  In addition, the board determined that dividing our shareholders equally into the two classes of stock would enhance the probability that following the reclassification transaction, we would have fewer than 1,200 record shareholders of our common stock renamed as Class A Common Stock and have fewer than 2,000 record shareholders of Class B Common Stock and be able to stay below the 2,000 shareholders of record reporting threshold in each class for the foreseeable future.”

9.

Comment:  Please revise to more clearly disaggregate from the general disclosure the discussion of the alternatives considered to the current going private transaction.

Response:  We have moved the discussion of the alternatives considered under a separate heading entitled “Alternatives Considered.”

Our position as to Fairness of the Reclassification Transaction, page 13

10.

Comment:  Please consistently address the discussion regarding fairness of the transaction throughout the document to address fairness to unaffiliated shareholders, both those who will hold Class A Common Stock and those who will obtain Class B Common stock. Your current disclosure in the first paragraph under this heading, for example, references fairness to all shareholders, affiliated and unaffiliated. Please revise. See Question and Answer #19 in Exchange Act Release No. 34-17719.

Response:  We have revised the proxy statement to consistently address the discussion of fairness of the transaction to unaffiliated shareholders, both those who will hold Class A Common Stock and those who will obtain Class B Common Stock.

Substantive Fairness, page 13

11.

Comment:  Please refer to the fifth bullet point. It would appear that affiliated shareholders as a class, while subject to the same standards for reclassification, are not subject to the same effect of the reclassification given that a marginal number of affiliated shareholders, if any, will receive Class B Common Stock. Please revise this bullet point to clarify this adverse differential impact in effect between affiliated and unaffiliated shareholders.

Ms. Mellissa Campbell Duru

October 17, 2012

Response:  The fifth bullet point has been revised as follows:

“Although we expect most of the shares owned by our affiliated shareholders to be renamed as Class A Common Stock following the reclassification, our affiliated shareholders will be reclassified according to the same standards as our unaffiliated shareholders.”

12.

Comment:  Please supplement your disclosure to address whether the board considered providing different rights, privileges and/or consideration to shareholders who hold less than 15 shares.

Response:  We have added the following disclosure:

“Further, although the board considered providing that only holders of Class A Common Stock would be entitled to receive dividends, after evaluating the composition of the shareholder base and many of our shareholders’ reliance on income received from dividends we pay on our common stock, we determined that neither the economic rights nor preferences of our unaffiliated shareholders will change and will remain the same as our affiliated shareholders as a result of the reclassification transaction.”

Effects of the Reclassification on Affiliated and Unaffiliated Class B Shareholders

13.

Comment:  Supplementally advise us of whether there will be any affiliated persons who will become Class B Shareholders. In this regard, we note disclosure stating your anticipation that most of the directors and officers will own greater than 15 shares prior to the reclassification. If there will be no holders who are affiliates and who own less than 15 shares, please revise the heading of this section to remove reference to Affiliated Class B Shareholders. If there will be some affiliates who also become Class B Shareholders, please disclose the number of affiliates affected to provide proper context to your disclosure.

Response:  There will be two affiliates who will hold shares that will be reclassified as Class B Common Stock.  We have added disclosure regarding this information in the proxy statement.

Detriments, page 20

14.

Comment:  Please supplement your disclosure to further emphasize, if correct, that Class A Common Shareholders will enjoy enhanced voting control and influence over the company that would be disproportionate to Class A Common Shareholders’ equity ownership due to the lack of voting rights of Class B Common Shareholders.

Response:  As discussed in the disclosure provided in response to Comment No. 6, above, the Class A shareholders’ voting interest will increase from ninety-six percent (96%) to one hundred percent (100%) as a result of the lack of voting rights of the Class B shareholders.  However, we do not believe this increase in voting interest is materially disproportionate to

Ms. Mellissa Campbell Duru

October 17, 2012

the Class A shareholders’ equity ownership and therefore further disclosure beyond the additional disclosure added in response to Comment No. 6 above is not necessary.

15.

Comment:  Please disclose the adverse impact on liquidity, which could be worse for Class B Shareholders relative to Class A Shareholders post-reclassification because of the lack of voting rights for Class B Common Stock.

Response:  We added the following disclosure:

“As a result of the reclassification transaction, the Class B Shareholders will:

•

Bear the risk of decreased liquidity of the Class B Common Stock relative to Class A Common Stock due to Class B Common Stock’s lack of voting rights.

16.

Comment:  Please supplement your disclosure here and wherever applicable to disclose the limited circumstances in which Class B Shareholders would be required to vote under Wisconsin law.

Response:  Under Section 180.1004 of the Wisconsin Business Corporation Law (“WBCL”),  shareholders of a class of stock are entitled to vote as a separate class on various amendments to articles of incorporation if the rights of such class are affected by such amendments.  In addition, under Section 180.1103(4), shareholders of a class of stock are entitled to vote as a separate class on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to articles of incorporation, would require action by one or more separate voting groups on the proposed amendments under Section 180.1004.  These voting rights are afforded to all classes of stock, even to non-voting classes.  We have supplemented our disclosure throughout the proxy statement to disclose these limited circumstances where Class B shareholders would be required to vote under the WBCL.

Recent Transactions, page 35

17.

Comment:  Please update the disclosure provided to reflect all transactions within the past 60 days. See Item 11 of Schedule 13e-3 and corresponding Item 1008 of Regulation M-A.

Response:  No transactions have occurred within the past 60 days that require us to supplement the disclosure under Item 11 of Schedule 13E-3.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Patrick S. Murphy

Patrick S. Murphy

PSM

EXHIBIT A

Legal Opinion

780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

October 17, 2012

Denmark Bancshares, Inc.

103 East Main Street

Denmark, Wisconsin  54208

Ladies and Gentlemen:

We have acted as counsel to Denmark Bancshares, Inc. (the “Company”) in connection with the proposed reclassification of the Company’s common stock into two separate and distinct classes of common stock.  The reclassification of the Company’s common stock is to be effected by (i) the adoption and approval by the shareholders of the proposed Amended and Restated Articles of Incorporation (the “Amended and Restated Articles of Incorporation”), a copy of which is attached as Appendix A to the Company’s Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2012, which provide for the authorization of Class A Common Stock and Class B Common Stock and (ii) the approval of the Company’s shareholders of the reclassification of its common stock into Class A Common Stock and Class B Common Stock.  The actions described in the preceding sentence are collectively referred to herein as the “Reclassification Transaction.”  In our capacity as counsel to the Company, we have been asked to deliver our opinion as to whether the Class A Common Stock and Class B Common Stock resulting from the Reclassification Transaction will constitute separate classes of securities under the Wisconsin Business Corporation Law (“WBCL”).

In rendering our opinion, we have reviewed (i) the Company’s articles of incorporation as currently in effect and on file with the Wisconsin Department of Financial Institutions (“WDFI”); and (ii) the Amended and Restated Articles of Incorporation.  In addition, we have also reviewed applicable provisions of the WBCL and such other documents as we deemed necessary.

Section 180.020(d) of the WBCL permits a Wisconsin corporation to authorize one or more classes of stock in its articles of incorporation and provides that, if more than one class of stock is so authorized, the articles of incorporation must describe the distinguishing designation of each class and preferences, limitations and relative rights of each class.

The Amended and Restated Articles of Incorporation authorize two classes of stock which are distinguished by the different voting rights afforded to each class as follows:

o

Class A Common Stock.  Holders of Class A Common Stock are entitled to vote on all matters for which shareholder approval is required under the Amended and Restated Articles of Incorporation or the WBCL.

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Denmark Bancshares, Inc.

October 17, 2012

o

Class B Common Stock.  Holders of Class B Common Stock have no voting rights except the Class B shareholders will be entitled to vote as a class on certain amendments to the Company’s articles of incorporation and certain plans of merger as provided under Sections 180.1004 and 180.1103(4), respectively, of the WBCL.

Based on the foregoing, we are of the opinion that, upon the filing of, and acceptance by, the WDFI of the Amended and Restated Articles of Incorporation the Class A Common Stock and the Class B Common Stock will represent separate classes of securities of the Company under Wisconsin law.

The opinions expressed herein are limited to the laws of the State of Wisconsin as in effect on the date hereof as they presently apply, and we express no opinion herein regarding the laws of any other jurisdiction.

The opinions set forth herein are given as of the date hereof, they are intended to apply only to those facts and circumstances that exist as of the date hereof, and we assume no obligation or responsibility to update or supplement these opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur, or to inform the addressee of any change in circumstances occurring after the date hereof that would alter the opinions rendered herein.  This opinion is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly contained herein.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

Godfrey & Kahn, S.C.